July 13, 2009	Trading Symbol: TSX - HNC

Kaska and Hard Creek sign Traditional Knowledge Protocol

(Vancouver, BC) - George Miller, Chairman of the Kaska Dena Council, Corrine Porter, Executive Director, Dena Kayeh Institute and Mark Jarvis, President of Hard Creek Nickel Corporation (TSX - HNC) are pleased to announce the signing of their "Traditional Knowledge Protocol". The Protocol is a key step in the process for the Kaska and Hard Creek towards achieving a mutually beneficial relationship.

The Protocol sets out important commitments by both the Kaska Dena and Hard Creek towards undertaking a Traditional Knowledge study this summer that will enable Hard Creek to incorporate Kaska knowledge into their project design and planning for Turnagain. The Protocol provides specific detail regarding the Kaska Dena ownership, control and management of their traditional knowledge, including terms on prior informed consent, confidentiality and intellectual property rights.

"This is another important milestone in our process of building a mutually respectful relationship with the Kaska Dena," said Mark Jarvis, President of Hard Creek Nickel.

George Miller of the Kaska Dena Council commented "The signing of this Traditional Knowledge Protocol sets another precedent of mutual rights recognition between the Kaska Dena and a resource industry partner. It acknowledges the significant role that traditional knowledge plays in decision-making within our territories. We look forward to the meaningful implementation of the TK study, report and recommendations. This Protocol isn't just a base hit, it's a Grand Slam!"

"Corrine Porter"

CORRINE PORTER, Executive Director

"Cat Lee"

CAT LEE, Chief
DEASE RIVER BAND COUNCIL

"Walter Carlick"

WALTER CARLICK, Deputy Chief
DAYLU DENA COUNCIL

Page 2...cont'd.

"Donny Van Somer"

DONNY VAN SOMER, Chief
KWADACHA FIRST NATION

"George Miller"

GEORGE MILLER, Chairman
KASKA DENA COUNCIL

"Mark Jarvis"

     MARK JARVIS, President HARD CREEK NICKEL CORPORATION

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